FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of October 2003

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On October 29, 2003 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Name: Mor Amitai

Title: President and CEO

Date: November 4, 2003

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Exhibit 1

Compugen Reports Third Quarter 2003 Financial Results

Novel splice variants of four genes selected as initial therapeutic protein development candidates

TEL AVIV, ISRAEL, October 29, 2003 - Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the third quarter ended September 30, 2003.

"This has been a very exciting time for Compugen with respect to our in-house therapeutic discovery activities. We have completed an evaluation and prioritization of a large number of putative therapeutic proteins that have been discovered to date through our unique merging of advanced computational technologies and molecular biology, and have selected novel splice variants of four genes as our initial in-house development candidates. To support these efforts, we have shifted certain internal resources and have recruited additional scientists with relevant drug R&D expertise," said Mor Amitai, Ph.D., President and Chief Executive Office of Compugen Ltd.

"Also during the quarter we enhanced our unique discovery efforts through the acquisition of a substantial amount of proprietary sequence data. We are confident that this newly acquired data will both result in many additional discoveries of scientific and commercial value, and also accelerate the continuing development of our predictive capabilities for drug and diagnostic discovery," Dr. Amitai added.

Revenues for the three months ended September 30, 2003 were $2.0 million (including $728,000 from research and development grants), compared to $2.8 million (including $459,000 from research and development grants) for the third quarter of 2002. The net loss for the quarter was $3.2 million (including a non-cash charge of $612,000 for amortization of deferred compensation), or $0.12 per share, compared with a net loss of $3.0 million (including $195,000 of deferred compensation), or $0.11 per share, for the corresponding quarter of 2002.

Revenues for the first nine months ended September 30, 2003 were $7.5 million (including $1.6 million from research and development grants), compared to $8.4 million for the same period in 2002 (including $1.4 million from research and development grants). Net loss for the first nine months of 2003 was $7.9 million (including a non-cash charge of $800,000 for amortization of deferred compensation), or $0.30 per share, compared with a net loss of $9.0 million (including $678,000 of deferred compensation), or $0.34 per share, for the same period in 2002.

As of September 30, 2003, Compugen had $64.8 million in cash, cash equivalents, and marketable securities (including $45.2 million in long-term marketable securities), approximately equal to the $64.7 million (including $18.9 million in long-term marketable securities) as of June 30, 2003. Included in cash and cash equivalents as of June 30, 2003 was $1.4 million resulting from the consolidation of Evogene Ltd., Compugen`s agricultural biotechnology subsidiary, which as of the most recent quarter is accounted for on an equity basis.

During the third quarter of 2003, Compugen announced that it had transferred its Bioccelerator product line to Biocceleration Ltd. as part of its continuing efforts to focus on its mission of increasing the probability of success of drug and diagnostic discovery and developing selected potential therapeutic proteins discovered by the Company through these efforts. These activities include collaborations with leading pharmaceutical, diagnostic and biotechnology companies based on Compugen`s discovery platforms and services, and its intellectual property.

"Consistent with our continuing focusing efforts, we are now considering the divestiture of certain other tools and products that Compugen developed in the past and currently markets," said Nurit Benjamini, Chief Financial Officer of Compugen Ltd. "If we were to conclude any such transactions, we expect that as a consequence, our reported revenues could be reduced. However, we would not anticipate any material impact on Compugen`s cash flow or reported earnings. With respect to our outlook for year-end 2003, Compugen is increasing its previously stated expectation of $52 million of cash and cash related accounts by approximately $6-7 million," Ms. Benjamini added.

Conference Call and Web Cast Information

Compugen will hold a conference call to discuss its third quarter results on October 29, 2003 at 10:00 am EST. To access the conference call from the US, please dial either 1-866-527-8676 or 1-866-860-9642, and from international locations +972-3-918-0610. A replay of the conference call will also be available approximately two hours after the completion of the live conference call. To access the replay, please dial +972-3-925-5901. The replay will be available until 12:00 noon EST on October 31, 2003.

The call will also be available via live Web cast through Compugen`s Website, located at www.cgen.com.

About Compugen

Compugen (NASDAQ: CGEN), a drug and diagnostic discovery company, is a leader in incorporating ideas and methods from mathematics, computer science and physics into the disciplines of biology, organic chemistry and medicine with the objective of significantly increasing the probability of success of drug and diagnostic development. This unique capability is a proven basis for both in-house discovery of potential therapeutic and diagnostic products, and the development of high value platforms and services. Compugen has established collaborations with leading biotechnology, diagnostic and pharmaceutical companies such as Abbott Laboratories, Diagnostic Products Corporation, Gene Logic, Novartis, Pfizer and Sigma-Genosys. For additional information, please visit Compugen's Website at www.cgen.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

(Tables to follow)

Company contact:

Nurit Benjamini

Chief Financial Officer

Compugen Ltd.

Email: nurit@cgen.com

Tel: +972-3-7658-525

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COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003 Unaudited	2002 Unaudited	2003 Unaudited	2002 Unaudited
Revenues
Products and services	1,224	2,352	5,900	7,040
Research and development grants	728	459	1,565	1,394
Total revenues	1,952	2,811	7,465	8,434

Cost and Expenses
Cost of products and services	381	832	1,736	2,167
Research and development expenses	3,141	3,472	9,659	9,926
Sales and marketing expenses	699	1,264	2,802	3,920
General and administrative expenses	769	803	2, 110	2,695
Amortization of deferred compensation	612	195	800	678
Total operating expenses	5,602	6,566	17,107	19,386

Operating loss	(3,650)	(3,755)	(9,642)	(10,952)
Financing and other income, net	456	738	1,744	1,913
Minority interest	__	__	__	51
Net loss	(3,194)	(3,017)	(7,898)	(8,988)
Basic and diluted net loss per ordinary share	(0.12)	(0.11)	(0.30)	(0.34)
Weighted average number of ordinary shares outstanding	26,472,899	26,121,209	26,284,994	26,089,850

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	September 30, 2003 Unaudited	December 31, 2002 Audited

ASSETS

Current assets
Cash, cash equivalents, short-term cash deposits, and marketable securities	19,604	48,402
Receivables and prepaid expenses	2,340	4,581
Inventories	111	111
Total curent assets	22,055	53,094

Long-term investments
Marketable securities	45,180	18,940
Other assets	1,670	1,422
Property and equipment, net	3,523	3,801
Total assets	72,428	77,257

LIABILITIES AND SHAREHOLDERS` EQUITY

Current liabilities
Accounts payable and accrued expenses	5,274	4,809
Deferred revenues	1,730	1,595
Total current liabilities	7,004	6,404

Long-term liabilities
Accrued severance pay	1,994	1,832
Other long-term liabilities	60	140
Investment in Evogene	466	__
Total long-term liabilities	2,520	1,972

Total shareholders` equity	62,904	68,881
Total liabilities and shareholders` equity	72,428	77,257

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